Exhibit 99.03 - Press Release - February 13, 2002


WIND TURBINE TECHNOLOGY COMPANY PURCHASED BY MCKENZIE BAY

BRIGHTON, MICHIGAN and MONTREAL, QUEBEC, FEBRUARY 13, 2002 -- McKenzie Bay International Ltd, "MKBY" [otc] has completed the purchase of Dermond inc, a Quebec company developing a Vertical Axis Wind Turbine technology. Dermond is the first acquisition made by MKBY as part of its Electricity Management Systems "EMS" strategy.

Several significant (patents pending) Vertical Axis Wind Turbine improvements have been developed by Dermond engineers to blade systems, generator driving and self-erecting systems.

A major advantage of a Dermond Vertical Axis Wind Turbine "DWT" is that the blades are made in uniform cross section to overall length using a rotating wing technology as opposed to a propeller technology. Blades are strongly attached at both ends and do not require a nacelle to enclose the mechanical devices on top of the tower.

A DWT has a constant swept area regardless of the wind direction. Removing the lower and the upper part of the Troposkein sweeping area and replacing the lost area by enlarging the diameter of the Turbine increases blade efficiency.

Equipped with oversized generators, DWT's do not require pitch or blade tip controls that limit the power to the generator.

A rugged, all steel, construction allow DWT's to operate under extreme conditions such as -70 degrees F temperatures and withstand 135 mph winds. Designed for a standard operating wind speed range of 6 to 60 mph, DWT's could be special application designed for higher wind speeds.

Mobile, self-erecting, capabilities make DWT's more practical in isolated areas where lifting devices are unavailable. Tower mounting increases efficiency and revenues due to better wind velocity obtained with elevation from ground level.

EMS has the unique ability to combine electricity generation and storage providing significantly lower operating costs per kWh for Off-Grid users. On average, an EMS will reduce the cost of diesel power generation by 30%. Including a Wind Turbine, electricity costs could be reduced to 50% of existing per kWh cost.

MKBY now owns a key EMS component for EMS solutions to be marketed to thousands of Off-Grid utilities worldwide representing a potential multi-billion dollar market.

DWT's are ideally suited for areas of constant changes in wind direction such as islands, deserts, coastal regions, hillcrests or areas of flat even terrain. Off-Grid utilities range in size from under one hundred kilowatt to multi-megawatt.

Installation costs of C$2,000 per installed kW, combined with significantly lower maintenance costs, make the DWT a serious competitor to the dominant propeller type Wind Turbine technology.

MKBY has applied for trademark registration of "DWT" for its Wind Turbine generator.

EMS components include the Vanadium Redox Battery electricity storage technology surrounded by electricity generation technologies such as Wind Turbines, Vanadium Electrolyte, Diesel, and Biomass.

DWT, EMS and/or their Components may be leased or purchased through McKenzie Bay Leasing, a McKenzie Bay International subsidiary.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan